UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.    1)*

HotJobs.com, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

441474103

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 14

CUSIP No. 441474103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Generation Capital Partners L.P. (“GCP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 441474103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Generation Partners L.P. (“GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 441474103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Generation Capital Company LLC (“GCC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 441474103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Generation Parallel Management Partners L.P. (“GPM”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 441474103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) State Board of Administration of Florida (“SBOF”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 441474103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark E. Jennings (“Jennings”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,987 shares.

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 17,987 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,987

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 441474103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John A. Hawkins (“Hawkins”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 77,987 shares, of which 60,000 are shares issuable upon the exercise of options held by Hawkins exercisable within 60 days of December 31, 2001.

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 77,987 shares, of which 60,000 are shares issuable upon the exercise of options held by Hawkins exercisable within 60 days of December 31, 2001.

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,987

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 441474103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul F. Balser (“Balser”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer HotJobs.com, Ltd.
	(b)	Address of Issuer's Principal Executive Offices HotJobs.com, Ltd. 406 West 31st Street New York, NY, 10001

Item 2.
(a)

Name of Person Filing
This Statement is filed by Generation Capital Partners L.P., a Delaware limited partnership (“GCP”), Generation Partners L.P., a Delaware limited partnership and the general partner of GCP (“GP”), State Board of Administration of Florida, a Florida state pension plan (“SBOF”), Generation Parallel Management Partners L.P., a Delaware limited partnership and manager of certain of SBOF's assets (“GPM”), Generation Capital Company LLC, a Delaware limited liability company and the general partner of GP and GPM (“GCC”), and Mark E. Jennings (“Jennings”), John A. Hawkins (“Hawkins”) and Paul F. Balser ("Balser"), the managing members of GCC.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

Generation Partners

One Greenwich Office Park

Greenwich, CT  06831-5156

(c)

Citizenship
GCP, GP and GPM are Delaware limited partnerships, GCC is a Delaware limited liability company and SBOF is a Florida state pension plan.  Jennings, Hawkins and Balser are United States citizens.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 441474103

Item 3.	Not Applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
This amended statement is being filed to report the fact that each Reporting Person has ceased to be the beneficial owner of more than five percent of Common Stock of HotJobs.com, Ltd.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Please see Item 5.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

GENERATION CAPITAL PARTNERS L.P.
By: Generation Partners L.P.
Its: General Partner
By: Generation Capital Company LLC
	Its: General Partner	MARK E. JENNINGS

	GENERATION PARTNERS L.P.	/s/ Mark E. Jennings
By: Generation Capital Company LLC
Its: General Partner

	GENERATION PARALLEL MANAGEMENT PARTNERS, L.P.	JOHN A. HAWKINS
By: Generation Capital Company LLC
	Its: General Partner	/s/ John A. Hawkins

STATE BOARD OF ADMINISTRATION OF FLORIDA
By: Generation Parallel Management Partners L.P.
Its: Manager
	By: Generation Capital Company LLC	PAUL F. BALSER
Its: General Partner
/s/ Paul F. Balser
GENERATION CAPITAL COMPANY LLC

By:	/s/ John A. Hawkins
John A. Hawkins, Managing Member

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	15

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock HotJobs.com, Ltd. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 14, 2002

GENERATION CAPITAL PARTNERS L.P.
By: Generation Partners L.P.
Its: General Partner
By: Generation Capital Company LLC
	Its: General Partner	MARK E. JENNINGS

	GENERATION PARTNERS L.P.	/s/ Mark E. Jennings
By: Generation Capital Company LLC
Its: General Partner

	GENERATION PARALLEL MANAGEMENT PARTNERS, L.P.	JOHN A. HAWKINS
By: Generation Capital Company LLC
	Its: General Partner	/s/ John A. Hawkins

STATE BOARD OF ADMINISTRATION OF FLORIDA
By: Generation Parallel Management Partners L.P.
Its: Manager
	By: Generation Capital Company LLC	PAUL F. BALSER
Its: General Partner
/s/ Paul F. Balser
GENERATION CAPITAL COMPANY LLC

By:	/s/ John A. Hawkins
John A. Hawkins, Managing Member